FORM 4                                                        OMB APPROVAL

___ Check this box if no longer subject                  OMB Number: 3235-0287
    to Section 16. Form 4 or Form 5                     Expires: April 30, 1997
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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1949

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Aries Domestic Fund, L.P.*
   c/o Paramount Capital Asset Management, Inc
-----------------------------------------------------
   (Last)            (First)            (Middle)

   787 Seventh Avenue
-----------------------------------------------------
                     (Street)

   New York,              NY            10019
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   Bioject Medical Technologies, Inc. (BJCT)

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)



_______________________________________________________________________________
4. Statement for Month/Year

   June 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   ___ Director
   ___ Officer (give title below)
   _X_ 10% Owner
   ___ Other (specify below)


   --------------------------------------------------


_______________________________________________________________________________


                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
Common Stock             6/2/97      S               6,500       D      $.828        323,271       D
Common Stock             6/3/97      S               6,000       D      $.765        323,271       D
Common Stock             6/4/97      S               15,900      D      $.711        323,271       D
Common Stock             6/10/97     S               5,000       D      $.625        323,271       D
Common Stock             6/11/97     S               900         D      $.625        323,271       D
Common Stock             6/11/97     S               3,500       D      $.625        323,271       D
Common Stock             6/12/97     S               5,000       D      $.625        323,271       D
Common Stock             6/17/97     S               17,000      D      $.625        323,271       D
Common Stock             6/19/97     S               3,500       D      $.625        323,271       D

                                 Page 1 of 3


Common Stock             6/20/97     S               13,000      D      $.625        323,271       D
Common Stock             6/20/97     S               15,000      D      $.625        323,271       D
Common Stock             6/23/97     S               8,500       D      $.625        323,271       D
Common Stock             6/24/97     S               17,000      D      $.625        323,271       D
Common Stock             6/26/97     S               17,000      D      $.631        323,271       D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   5)       (Instr. 5)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------




Explanation of Responses:

* The Reporting Person is the general partner to The Aries Domestic Fund, L.P., a Delaware limited partnership, and disclaims beneficial ownership of the securities held by the Partnership except to the extent of his pecuniary interest therein.

The Reporting Person is the President and sole shareholder of Paramount Capital Asset Management, Inc., a Delaware Corporation, which is the general partner to The Aries Domestic Fund, L.P., a Delaware limited partnership, and disclaims beneficial ownership of the securities held by the Partnership except to the extent of his pecuniary interest therein.



               /s/ Lindsay A. Rosenwald, M.D.                    7/10/97
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

                  Lindsay A. Rosenwald, M.D.
                  President, Paramount Capital Asset Management, Inc. General Partner, Aries Domestic Fund, L.P.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient. See Instruction 6 for procedure.



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